UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30283 / November 28, 2012

In the Matter of

ARDEN INVESTMENT SERIES TRUST
ARDEN ASSET MANAGEMENT LLC

375 Park Avenue
32nd Floor
New York, New York 10152

(File No. 812-14062)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Arden Investment Series Trust and Arden Asset Management LLC filed an application on July
23, 2012, and an amendment to the application on October 22, 2012, requesting an order under
section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section
15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.
The order permits applicants to enter into and materially amend subadvisory agreements without
shareholder approval and also grants relief from certain disclosure requirements.

On November 2, 2012, a notice of the filing of the application was issued (Investment Company
Act Release No. 30255). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Arden Investment Series Trust and Arden Asset Management LLC (File No. 812-14062) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary